Exhibit 99.2

1 LOC A TION LOC A TION LOC A TION THE EVOLUTION OF A GLOBAL RETAIL CHAMPION Gazit - Globe - Conference Call Presentation Q2 2016 Financial Results, August 23, 2016

LOC A TION LOC A TION LOC A TION 2 Disclaimer This presentation may include forward - looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues . Forward - looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items . Forward - looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources . All statements other than statements of historical facts are forward - looking statements and can be identified by the use of forward - looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases . Any forward - looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends . Although we believe the assumptions upon which any forward - looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward - looking statements based on these assumptions could be incorrect . Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward - looking statements ultimately prove to be correct . Forward - looking statements are based on current expectations and are not guarantees of future performance . Actual results and trends in the future may differ materially from those suggested or implied by any forward - looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F - 1 , Annual Report on Form 20 F and in other information we file and furnish with the Israel Securities Authority, the U . S . Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors . ” All written and oral forward - looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements . Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation . The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit - Globe Ltd . or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit - Globe Ltd .

LOC A TION LOC A TION LOC A TION 3 Rachel Lavine CEO Adi  Jemini CFO

LOC A TION LOC A TION LOC A TION 4 3 months ended June 30 (in NIS million except per share data)  6  5 Change % Property rental income 1 , 5  1 , 5  0.  % NOI 1 , 0  1 ,   % NOI margin  % 6% - FFO 142  (12) FFO per share (NIS)    9  (2) Number of shares used in calculating the diluted FFO per share (mm)   10  Cash flow from operating activities 313  - Fair value gain on investment property   - Net income attributable to equity holders of the company   - Diluted net income per share attributable to equity holders of the Company (NIS)   - Financial Results for Q2 2016

LOC A TION LOC A TION LOC A TION 5  months ended June 30 (in NIS million except per share data)  6  5 Change % Property rental income   0.  % NOI   2.  % NOI margin 6  .4% 6% - FFO   (1) FFO per share (NIS)   (2) Number of shares used in calculating the diluted FFO per share (mm)    Cash flow from operating activities 603  - Fair value gain on investment property   - Net income (loss) attributable to equity holders of the company (  )  - Diluted net income (loss) per share attributable to equity holders of the Company (NIS) (  )  - Financial Results for H  2016

6 LOC A TION LOC A TION LOC A TION 1,043 1,074 Q2/2015 Q2/2016 FFO Per Share FFO NIS millions NIS Based on Q 2 / 2015 FX rates, FFO decreased by 8 % Based on Q 2 / 2015 FX rates, FFO per share decreased by 16 % Rental Income NOI NIS millions NIS millions Operational Results – Q 2 / 2016 Based on Q 2 / 2015 FX rates, Q 2 / 2016 NOI increased by 5.4 % Based on Q 2 / 2015 FX rates, Q 2 / 2016 rental income increased by 3.0 % FFO  1,514 1,523 Q2/2015 Q2/2016 3.0%   7%  %  % 162 142 Q2/2015 Q2/2016 ( 8%) ( 12%) 0.91 0.72 Q2/2015 Q2/2016 ( 1%) ( 21%)

7 LOC A TION LOC A TION LOC A TION 95.4% 95.7 % Total (*) Excluding foreign exchange fluctuation. Resilient Assets with Stable Occupancy H 1 2016 Same Property NOI Growth (*) Regional Breakdown Regional Breakdown Total Operational Parameters ( 0.1%) 1.10 % Total Ex-Russia 5.0% ( 0.2%) ( 1.1%) ( 3.9%) USA Canada North Europe CEE 95.4% 94.7% 96.0% 96.8% 96.3% 95.2% 96.5% 95.4 % USA Canada North Europe CEE 30/06/2015 30/06/2016

LOC A TION LOC A TION LOC A TION 8 Change in fair value (pre - tax, Consolidated ) Quarter ended June 30 2016 2015 145 320 399 198 56 (135) (24) (9) (4) (1) 572 373 Fair Value of Investment Property (NIS million)

LOC A TION LOC A TION LOC A TION 9 As of June 30 As of December 31 (in NIS million except per share data)   Total Assets 85 , 800 84 , 236 Investment Properties & Development 77 , 071 74 , 019 Interest Bearing Debt, Net 42 , 773 41 , 962 Total Equity 33 , 205 30 , 995 Shareholder’s Equity 7 , 867 7 , 512 Shareholder’s Equity Per Share 40.2 38.4 EPRA NAV per share 55.2 52.9 Net Debt to Total Assets (LTV) 50.8% 51.3 % Balance Sheet Highlights

LOC A TION LOC A TION LOC A TION 10 2.3 7.5 June 30, 2016 Liquidity Leverage at the company and its private subsidiaries Liquidity and Financial Strength NIS Billions Unencumbered Pool of Assets NIS Billions consolidated Subsidiaries 8  % of investment property 9.8 51.3% 50.8 % December 31, 2015 June 30, 2016 60.5 62.3 December 31, 2015 June 30, 2016 Access to Capital Markets – H 1 / 2016 Bonds NIS Billions Equity 0.6 0.8

11 LOC A TION LOC A TION LOC A TION Well Staggered Debt Maturity Schedule (1) 79% 21% 344 772 1 , 351 1 , 515 1 , 182 995 894 1 , 060 1 , 212 495 2 , 093 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 and After NIS Millions (1) As of 30 June 2016 . Comprises financial liabilities at the Gazit - Globe parent level and its private subsidiaries. Debt Breakdown Debenture Maturity Schedule ▪ Weighted average debt maturity: 5.0 years ▪ Average interest rate: 4.8 % Total Debt NIS 15.1 bn Debentures Financial Institutions

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